Exhibit (a)(1)

September 7, 2011

Re:	Northland Cable Properties Eight Limited Partnership

Dear Limited Partner:

On August 17, 2011, funds affiliated with MacKenzie Patterson Fuller, LP (“MPF”) offered to purchase all of the outstanding participation interests in Northland Cable Properties Eight Limited Partnership (“NCP-Eight”) at $70 per unit.

It is important to note that NCP-Eight is not in any way affiliated with MPF or its affiliates, and we believe this offer is not in the best interest of our limited partners. After carefully evaluating the offer, the board of directors of Northland Communications Corporation, the general partner of NCP-Eight, unanimously recommends that you reject MPF’s offer and not tender your units.

Enclosed is a Schedule 14D-9 that NCP-Eight filed with the Securities and Exchange Commission on September 7, 2011, that includes information relating to the tender offer by MPF and the recommendation of Northland Communications Corporation.

If you have any questions regarding the above, please contact our Investor Relations Department at (800) 448-0273.

Northland Cable Properties Eight Limited Partnership

By:	Northland Communications Corporation, General Partner

/s/ RICHARD I. CLARK

Richard I. Clark
Executive Vice President